

October 27, 2021

Ivan Kaufman
Chief Executive Officer
Arbor Rapha Capital Bioholdings Corp. I
333 Earle Ovington Blvd., Suite 900
Uniondale, NY 11553

> **Re: Arbor Rapha Capital Bioholdings Corp. I**
> **Amendment No. 1 to Registration Statement on Form S-1 filed October 8, 2021**
> **File No. 333-259516**

Dear Mr. Kaufman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 8, 2021

Risk Factors
There have been and may in the future be changes..., page 68

1. We note your response to comment 1, as well as your amended disclosure. In addition, we note your discussion that future changes to the "accepted accounting for special purpose acquisition companies" may change how you expect to account for your warrants on your balance sheet and could result in an accounting error in previously issued financial statements. We further note your disclosure that such changes would cause you to amend the terms of the warrants to maintain a certain accounting treatment. Please address the following:
   - What "accepted accounting for special purpose acquisition companies" means and how it relates to the requirements in Regulation S-X that the financial statements

must be prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP");

- How "a change" in accounting could result in an accounting error when the U.S. GAAP definition of an "accounting change" explicitly scopes out "the correction of an error in previously issued financial statements"; and
- Why the accounting for the warrants determines the terms and conditions of the warrants.

You may contact Tatanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Goldschmidt